EXHIBIT 99.1

New Found Gold Continues to Expand the Dropkick Zone at the
Queensway Gold Project:

42.8 g/t Au over 14.95 m, 47.6 g/t Au over 3.95 m and 22.9 g/t Au over 2.40 m

Vancouver, BC, May 21, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce new drill results from the Company’s 100%-owned Queensway Gold Project (“Queensway” or the “Project”) in Newfoundland and Labrador, Canada. Highlights include:

•	Dropkick zone (“Dropkick”) west of the Appleton Fault Zone (“AFZ”):
ο	42.8 g/t Au over 14.95 m (NFGC-24-2225)[1]
ο	47.6 g/t Au over 3.95 m (NFGC-24-2214)
ο	22.9 g/t Au over 2.40 m (NFGC-24-2205)
ο	Dropkick mineralization has now been intersected over a 580 m strike extent
ο	Open in all directions
•	Dropkick east of the AFZ:
ο	5.30 g/t Au over 15.20 m (NFGC-24-2233)
ο	A newly identified domain at Dropkick on the eastern side of the AFZ
ο	Open in all directions
•	Pistachio zone (“Pistachio”)
ο	5.34 g/t Au over 7.30 m (NFGC-24-2190)
ο	240 m strike length delineated to date with a high-grade portion constrained by one underground panel in the initial mineral resource estimate (“MRE”)
ο	Open down plunge and to depth

Melissa Render, President of New Found Gold, stated: “In these final drill results from the 2024 exploration program we continue to intersect high-grade gold mineralization and expand both Dropkick and Pistachio. At Dropkick, we have now discovered gold mineralization both west and east of the AFZ. The continued results from Dropkick and Pistachio, located 8 and 11 kilometres north, respectively, of the main resource area at Queensway are highly encouraging and point to the potential for future near-surface resource expansion along the strike of this prolific gold mineralized system. We look forward to continuing to test the tenor and extent of these zones”.

Results Summary - This Release:

This news release includes results from 13,768 m of drilling in the final 38 diamond drill holes (“DDH”) completed in Q4/24 as part of an exploration program at AFZ Peripheral (formerly the Kingsway Project) as well as from other zones throughout Queensway North (Tables 1 to 3). The program included step-out drilling at Dropkick targeting new high-grade mineralization, the strike extension of the gold-bearing host fault, and the eastern side of the AFZ. In addition, step-out drilling at Pistachio targeting the expansion of the high-grade, and systematic reconnaissance drilling along the AFZ Peripheral segment was completed (see the New Found Gold news releases dated February 11, 2025 and October 24, 2024).

1 g/t Au = grams of gold per tonne, m = metres

Drill highlights, along with details from all 38 DDH in this news release are included in Tables 1 to 3 below.

Dropkick:

•	Dropkick step-outs west of the AFZ announced in this release include 42.8 g/t Au over 14.95 m (NFGC-24-2225), 47.6 g/t Au over 3.95 m (NFGC-24-2214), 22.9 g/t Au over 2.40 m (NFGC-24-2205) and 5.77 g/t Au over 6.55 m (NFGC-24-2228). These and all previously drilled intercepts at Dropkick occur in a fault zone subparallel to and west of the AFZ (Tables 1 to 3).
•	This drilling follows up on discovery holes NFGC-24-2197 (89.5 g/t Au over 5.85 m) and NFGC-24-2193 (26.2 g/t Au over 16.15 m; see the New Found Gold news release dated February 11, 2025).
•	As part of this program step-out drilling on the north end of the Dropkick zone was extended to test for mineralization on the eastern side of the AFZ. Drilling returned 5.30 g/t Au over 15.20 m (NFGC-24-2233) east of the AFZ. This is the first mineralization at Dropkick east of the AFZ; this new domain of mineralization is open and will be tested in a follow-up program.
•	These new results from Dropkick have expanded the high-grade mineralization over a 150 m x 75 m area and are associated with the Dropkick fault zone that has now been delineated over a 580 m strike length.
•	Gold mineralization at Dropkick starts at surface and has been drilled to 285 m vertical depth to date, and is open in all directions, with expansion potential of the high-grade toward surface.
•	Dropkick is the most northern gold discovery found to date along the highly prospective AFZ. It is located 11 km northeast of AFZ Core (see the New Found Gold news release dated March 24, 2025) and indicates that the gold mineral system at Queensway spans a considerable distance to the north (Figure 2).
•	Gold mineralization in the DDH in this release exhibit characteristics similar to the primary discovery area, with coarse free gold contained in fault-fill quartz veins hosted within an interbedded sequence of siltstones and sandstones.

Pistachio:

•	Continued step-out drilling at Pistachio intersected 5.34 g/t Au over 7.30 m (NFGC-24-2190) and has extended the high-grade mineralization in this zone by 40 m down-dip.
•	Pistachio is located 150 m north of the Big Vein zone and spans a strike length of 240 m with a high-grade portion constrained by an underground panel in the initial MRE (see the New Found Gold news release dated March 24, 2025).
•	Pistachio extends from 165 m to 250 m vertical depth and remains open down plunge and to depth.
•	The zone is characterized by a series of quartz veins containing visible gold hosted within a greenish siltstone unit that is spatially associated with a high-grade gold stibnite-bearing fault zone.

AFZ Peripheral Reconnaissance:

•	Systematic step-out drilling initially focussed on the west side the AFZ and targeting regions with prospective features was initiated in Q4/24 at AFZ Peripheral. This work has delivered encouraging early results. Large stretches of both the east and west sides of the AFZ at AFZ Peripheral have limited to no testing.
•	Topographic lineaments which often indicate faults were tested 2.4 km southwest of Pistachio with three drillholes. One drillhole crosscut a series of stacked quartz veinlets over a downhole length of 42 m containing multiple occurrences of visible gold.
•	Additional reconnaissance drilling 1.6 km along trend to the northeast of Pistachio, targeting a gold-arsenic soil anomaly and gold-in-rotary air blast (“RAB”) drilling intersected a series of brittle structures and mineralization, returning 6.44 g/t Au over 2.95 m (NFGC-24-2212) and visible gold in two of the four holes drilled. This soil anomaly is associated with a topographic lineament having a similar orientation to the prolific Keats-Baseline Fault Zone in the AFZ Core area.
•	The early success in the reconnaissance program has identified two target areas that are open for additional testing. Follow-up drilling is planned for the soil anomaly in Q2/25 as the multitude of prospective features makes this target a priority.

Looking Ahead:

The Company has now released all drill results from the 2024 exploration program, which totaled 89,974 m in 271 DDH. The results of 37,750 m in 82 DDH were received after the cutoff date for inclusion in the initial MRE and will be included in the next MRE for the Project.

Based on the highly encouraging results received to date at Dropkick, the Company plans to conduct follow-up drill testing beginning in June 2025, with work following at the soil anomaly located north of Pistachio.

Table 1: Drill Result Highlights

DROPKICK

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
K-23-254	224.45	228.10	3.65	7.70	Unknown	Dropkick
Including	225.10	226.60	1.50	11.88	Unknown
NFGC-24-2205	296.85	299.25	2.40	22.93	70-95	Dropkick
Including	297.15	298.10	0.95	56.78	70-95
NFGC-24-2214	386.20	390.15	3.95	47.60	70-95	Dropkick
Including	386.50	386.85	0.35	498.18	70-95
Including	389.25	389.75	0.50	11.46	70-95
NFGC-24-2219	268.25	270.70	2.45	10.05	Unknown	Dropkick
Including	268.25	269.70	1.45	16.97	Unknown
NFGC-24-2225	188.85	203.80	14.95	42.79	40-70	Dropkick
Including	197.45	198.85	1.40	432.76	40-70
And Including	197.45	198.10	0.65	745.88	40-70
NFGC-24-2228	387.45	394.00	6.55	5.77	Unknown	Dropkick
Including	390.05	390.50	0.45	32.48	Unknown
Including	391.55	392.50	0.95	10.32	Unknown
And	402.90	405.00	2.10	29.52	55-85
Including	402.90	403.40	0.50	123.86	55-85
NFGC-24-2233	157.05	172.25	15.20	5.30	Unknown	Dropkick
Including	162.85	164.70	1.85	17.18	Unknown

PISTACHIO

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-24-2190	264.60	271.90	7.30	5.34	Unknown	Pistachio
Including	266.90	267.25	0.35	11.40	Unknown
Including	268.65	269.65	1.00	11.62	Unknown
NFGC-24-2204A	264.90	267.00	2.10	8.56	Unknown	Pistachio
Including	265.65	266.40	0.75	23.25	Unknown
NFGC-24-2226	284.70	287.00	2.30	9.37	Unknown	Pistachio
Including	284.70	285.05	0.35	60.24	Unknown

AFZ PERIPHERAL

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-24-2163A	79.80	89.40	9.60	1.48	Unknown	AFZ Peripheral
NFGC-24-2212	35.40	38.35	2.95	6.44	Unknown	AFZ Peripheral
Including	35.40	35.85	0.45	42.15	Unknown

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all 38 drill holes are included in Table 2 and Table 3 below.

Figure 1: Photos of mineralization at Dropkick and Dropkick east. Top Left: Dropkick ~197.50 m in NFGC-24-2225, Top Right: Dropkick ~198 m in NFGC-24-2225. Bottom Left: Dropkick at ~386.50 m in NFGC-24-2214 and Bottom Right: Dropkick ~164 m in NFGC-24-2233.

^Note that these photos are not intended to be representative of gold mineralization in NFGC-24-2225, NFGC-24-2214, and NFGC-24-2233.

Figure 2: Plan view map of the AFZ Core and AFZ Peripheral at Queensway North

A
APPLETON FAULT ZONE
K-23-248
2.61 g/t Au / 12.15m
2.25 g/t Au / 6.00m
NFGC-24-2233
5.30 g/t Au / 15.20m
NFGC-24-2176
2.50 g/t Au / 6.90m
3.61 g/t Au / 5.50m
2.90 g/t Au / 3.10m
K-23-228B
3.13 g/t Au / 5.45m
K-23-231
1.79 g/t Au / 2.75m
1.62 g/t Au / 5.20m
K-23-254
2.45 g/t Au / 4.10m
NFGC-24-2193
26.2 g/t Au / 16.15m
NFGC-24-2225
42.8 g/t Au / 14.95m
A'
DROPKICK INCLINED PLAN VIEW
DDH
Au (g/t)
0.5 - 1
1 - 3
3 - 10
10+
Previously Released DDH
Current Assays Reported
Au Vein / Fault
AFZ
NEWFOUND GOLD CORP

A
N
A'
S
NFGC-24-2225
42.8 g/t Au / 14.95m
NFGC-24-2193
26.2 g/t Au / 16.15m
OPEN
OPEN
NFGC-24-2205
22.9 g/t Au / 2.40m
NFGC-24-2233
5.30 g/t Au / 15.20m
NFGC-24-2197
89.5 g/t Au / 5.85m
K-23-248
2.61 g/t Au / 12.15m
2.25 g/t Au / 6.00m
OPEN
NFGC-24-2176
2.50 g/t Au / 6.90m
3.61 g/t Au / 5.50m
2.90 g/t Au / 3.10m
NFGC-24-2214
47.6 g/t Au / 3.95m
NFGC-24-2228
5.77 g/t Au / 6.55m
OPEN
DROPKICK LONG SECTION VIEW
DDH
Au (g/t)
0.5 - 1
1 - 3
3 - 10
10+
Previously Released DDH
Current Assays Reported
Au Vein / Fault
AFZ
NEWFOUND GOLD CORP

Figure 3: Dropkick 3D inclined view (top) and long section view looking east (bottom)

Figure 4: Big Vein, Pistachio and Pristine inclined 3D long section view with open pit and underground block models (looking north)

Table 2: Summary of composite results reported in this news release for Dropkick, Pristine, Pistachio, AFZ Peripheral, Golden Glove, Big Vein, Green Mantle, and Hazelnut

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
K-23-254*	108.90	113.00	4.10	2.45	Unknown	Dropkick
Including*	109.40	109.70	0.30	16.68	Unknown
And	224.45	228.10	3.65	7.70	Unknown
Including	225.10	226.60	1.50	11.88	Unknown
NFGC-24-2205	278.00	280.00	2.00	1.17	Unknown	Dropkick
And	292.80	295.00	2.20	1.36	Unknown
And	296.85	299.25	2.40	22.93	70-95
Including	297.15	298.10	0.95	56.78	70-95
NFGC-24-2208	62.00	65.80	3.80	1.42	Unknown	Dropkick
And	160.55	162.90	2.35	1.42	Unknown
And	166.10	168.10	2.00	1.49	Unknown
NFGC-24-2214	386.20	390.15	3.95	47.60	70-95	Dropkick
Including	386.50	386.85	0.35	498.18	70-95
Including	389.25	389.75	0.50	11.46	70-95
NFGC-24-2219	177.20	180.05	2.85	1.09	Unknown	Dropkick
And	268.25	270.70	2.45	10.05	Unknown
Including	268.25	269.70	1.45	16.97	Unknown
NFGC-24-2220	39.00	42.00	3.00	1.36	Unknown	Dropkick
And	56.45	58.70	2.25	1.65	Unknown
And	99.30	101.45	2.15	1.11	Unknown
And	160.10	162.15	2.05	1.21	Unknown
NFGC-24-2225	188.85	203.80	14.95	42.79	40-70	Dropkick
Including	197.45	198.85	1.40	432.76	40-70
And Including	197.45	198.10	0.65	745.88	40-70
And	212.70	215.15	2.45	1.38	Unknown
And	243.95	248.25	4.30	1.08	Unknown
NFGC-24-2228	387.45	394.00	6.55	5.77	Unknown	Dropkick
Including	390.05	390.50	0.45	32.48	Unknown
Including	391.55	392.50	0.95	10.32	Unknown
And	402.90	405.00	2.10	29.52	55-85
Including	402.90	403.40	0.50	123.86	55-85
NFGC-24-2232	No Significant Values					Dropkick
NFGC-24-2233	15.00	18.50	3.50	1.98	Unknown	Dropkick
And	48.45	52.15	3.70	2.21	55-85
And	157.05	172.25	15.20	5.30	Unknown
Including	162.85	164.70	1.85	17.18	Unknown

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-24-2182	No Significant Values					Pristine
NFGC-24-2186	No Significant Values					Pristine
NFGC-24-2195	254.05	256.80	2.75	2.26	Unknown	Pristine
And	261.90	264.00	2.10	1.15	Unknown
And	270.40	272.60	2.20	1.04	Unknown
NFGC-24-2203	No Significant Values					Pristine
NFGC-24-2237	No Significant Values					Pristine

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-24-2171	289.45	292.00	2.55	1.28	Unknown	Pistachio
And	295.50	297.55	2.05	1.76	Unknown
NFGC-24-2174	248.25	255.15	6.90	1.36	70-95	Pistachio
And	270.25	272.40	2.15	1.36	Unknown
And	304.65	309.10	4.45	1.26	Unknown
NFGC-24-2178	256.85	261.00	4.15	1.10	Unknown	Pistachio
NFGC-24-2183	215.20	221.30	6.10	1.32	Unknown	Pistachio
And	285.30	288.55	3.25	1.71	Unknown
And	420.90	423.75	2.85	1.42	Unknown
And	435.20	437.45	2.25	1.31	Unknown
NFGC-24-2190	250.30	252.85	2.55	3.49	Unknown	Pistachio
And	264.60	271.90	7.30	5.34	Unknown
Including	266.90	267.25	0.35	11.40	Unknown
Including	268.65	269.65	1.00	11.62	Unknown
NFGC-24-2198	215.50	218.15	2.65	2.70	Unknown	Pistachio
Including	215.50	216.05	0.55	11.90	Unknown
And	286.75	289.90	3.15	2.99	Unknown
NFGC-24-2204A	264.90	267.00	2.10	8.56	Unknown	Pistachio
Including	265.65	266.40	0.75	23.25	Unknown
And	385.00	387.05	2.05	2.46	Unknown
NFGC-24-2215	244.6	247.35	2.75	1.34	Unknown	Pistachio
And	358.8	361.3	2.5	2.95	Unknown
NFGC-24-2226	263.95	266	2.05	1.64	Unknown	Pistachio
And	284.7	287	2.3	9.37	Unknown
Including	284.7	285.05	0.35	60.24	Unknown

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-24-2216	No Significant Values					Golden Glove
NFGC-24-2231	No Significant Values					Golden Glove

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-24-2164	No Significant Values					Big Vein
NFGC-24-2167	No Significant Values					Big Vein

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-24-2163A	56.50	59.00	2.50	2.11	Unknown	AFZ Peripheral
And	72.00	74.80	2.80	2.21	Unknown
And	79.80	89.40	9.60	1.48	Unknown
And	122.00	124.70	2.70	2.11	Unknown
NFGC-24-2165	No Significant Values					AFZ Peripheral
NFGC-24-2170	405.00	407.15	2.15	3.90	Unknown	AFZ Peripheral
NFGC-24-2192	No Significant Values					AFZ Peripheral
NFGC-24-2196	106.25	108.90	2.65	1.95	Unknown	AFZ Peripheral
NFGC-24-2212	35.4	38.35	2.95	6.44	Unknown	AFZ Peripheral
Including	35.4	35.85	0.45	42.15	Unknown
NFGC-24-2218	No Significant Values					AFZ Peripheral
NFGC-24-2224	319.65	321.70	2.05	1.30	Unknown	AFZ Peripheral
NFGC-24-2235	204.90	207.50	2.60	4.01	Unknown	AFZ Peripheral
Including	204.9	205.7	0.8	13.42	Unknown

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	True Width (%)	Zone
NFGC-24-2162	285.75	288.25	2.50	5.42	75-95	Green Mantle
Including	285.75	286.25	0.50	24.55	75-95

Note that the host structures are interpreted to be moderately to steeply dipping. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Previously released interval.

Table 3: Details of drill holes reported in this news release

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
K-23-254	140	-45	271	663159	5438126	Dropkick
NFGC-24-2162	96	-49	344	661292	5434748	Green Mantle
NFGC-24-2163A	120	-45	436	660520	5433196	Knobby
NFGC-24-2164	82	-51	317	661293	5434748	Big Vein
NFGC-24-2165	145	-45	422	660497	5433494	Knobby
NFGC-24-2167	49	-48.5	440	661217	5434812	Big Vein
NFGC-24-2170	120	-45	464	661058	5434405	Knobby
NFGC-24-2171	331	-59.5	389	661924	5435249	Pistachio
NFGC-24-2174	300	-45	419	661945	5435186	Pistachio
NFGC-24-2178	306	-45	311	661895	5435174	Pistachio
NFGC-24-2182	120	-45	419	661945	5435728	Pristine
NFGC-24-2183	301	-48	473	661895	5435174	Pistachio
NFGC-24-2186	325	-45	371	661945	5435727	Pristine

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-24-2190	313	-52	404	661946	5435186	Pistachio
NFGC-24-2192	300	-45	431	662333	5436311	AFZ Peripheral
NFGC-24-2195	303	-53	329	661946	5435186	Pistachio
NFGC-24-2196	120	-45	308	662333	5436311	AFZ Peripheral
NFGC-24-2198	323	-57	335	661946	5435186	Pistachio
NFGC-24-2203	120	-45	398	661946	5436637	Pristine
NFGC-24-2204A	327	-62	431	661977	5435268	Pistachio
NFGC-24-2205	120	-50	404	663035	5438087	Dropkick
NFGC-24-2208	120	-45	179	663434	5438446	Dropkick
NFGC-24-2212	120	-45	308	662518	5436724	AFZ Peripheral
NFGC-24-2214	120	-45	434	662964	5438076	Dropkick
NFGC-24-2215	328	-56	404	661977	5435268	Pistachio
NFGC-24-2216	300	-45	377	661088	5432962	Golden Glove
NFGC-24-2218	300	-45	194	662518	5436725	AFZ Peripheral
NFGC-24-2219	120	-45	332	663069	5438060	Dropkick
NFGC-24-2220	120	-45	185	663454	5438492	Dropkick
NFGC-24-2224	119	-45.5	398	662489	5436972	AFZ Peripheral
NFGC-24-2225	120	-45	296	663076	5438004	Dropkick
NFGC-24-2226	345	-60	395	661977	5435268	Pistachio
NFGC-24-2228	120	-45	491	662962	5438130	Dropkick
NFGC-24-2231	300	-45	419	660941	5432777	Golden Glove
NFGC-24-2232	120	-45	356	663030	5437984	Dropkick
NFGC-24-2233	120	-45	173	663424	5438408	Dropkick
NFGC-24-2235	300	-45	299	662538	5436656	AFZ Peripheral
NFGC-24-2237	308	-56	331	662068	5435329	Pistachio

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. For deep holes, the core size may be reduced to NQ at depth. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted samples for gold determination by PhotonAssay™ to ALS Canada Ltd. (“ALS”) since February 2024. ALS operates under a commercial contract with New Found Gold.

Drill core samples are shipped to ALS for sample preparation in Thunder Bay, Ontario. ALS does not currently have accreditation for the PhotonAssay™ method at their Thunder Bay, ON, laboratory. They do however have ISO/IEC 17025 (2017) accreditation for gamma ray analysis of samples for gold at their Australian labs with this method, including the Canning Vale lab in Perth, WA.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

Select samples prepared at ALS are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold’s quality control protocols.

New Found Gold’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Mrs. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial MRE at Queensway (see New Found Gold news release dated March 24, 2025). A fully funded preliminary economic assessment is underway, with completion scheduled for late Q2/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes a 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Acknowledgements

New Found Gold acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the interpretation of the results and benefits of the drilling program; future drilling and the timing and expected benefits thereof; the initial resource estimate; potential resource expansion; a preliminary economic assessment and the expected funding, timing and benefits thereof; assay results; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; future exploration and the focus and timing of same; the merits of the Queensway Project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the preliminary economic assessment, the results and timing of the preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.